

Carlos Garcia Cabral · 3rd

President

Pittsburgh, Pennsylvania · 178 connections · Contact info

CRONIMET Mining Processing US

University of Pretoria/Universiteit

Experience

President

CRONIMET Mining Processing US

Jun 2015 – Present · 5 yrs 3 mos

Pittsburgh, Pennsylvania

Minerals Processing Specialist

Freelance

Dec 2014 – Present · 5 yrs 9 mos

Greater Pittsburgh Area

Design, fabrication, installation, commissioning and operation of minerals processing plants.

CEO

Gravmax USA

2011 – Nov 2014 · 3 yrs

Greater Pittsburgh Area

Gravmax USA specializes in the design, fabrication, installation, commissioning and operation of ore-beneficiation and metal from slag recovery plants.

Senior Project Manager

Gravmax Pty LTD
2008 – 2011 · 3 yrs
Brits Area, South Africa
Design, construction and commissioning of ore beneficiation and metal recovery plants.

Education

University of Pretoria/Universiteit van Pretoria
B-Eng (Industrial), Engineering
1992 – 1996

Licenses & Certifications

Airline Transport Pilot License
FAA
Issued Mar 2008 · No Expiration Date

Certified Flight Instructor
FAA
Issued Mar 2008 · No Expiration Date

Airline Transport Pilot License
South Afrcian Civil Aviation Authority
Issued Dec 1999 · No Expiration Date